SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report: June 23, 2003

BIORA AB

SE-205 12 Malmö, Sweden

Telephone: (011) 46-40-32-13-33

Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

This Form 6-K consists of a Press Release dated June 23, 2003 regarding the last trading day for Biora AB’s Ordinary Shares on the Stockholm Stock Exchange.

Press release from Biora AB (publ), June 23, 2003

No 12/03	FOR IMMEDIATE RELEASE

THE LAST TRADING DAY FOR BIORA AB’S ORDINARY SHARES

Biora AB has applied for the de-listing of its Ordinary Shares from the Stockholm Stock Exchange (SSE). The last trading day for Biora’s Ordinary Shares on the SSE will be Friday July 4th, 2003.

Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain®Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora’s shares are listed on the “O-list” of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

For further information, please contact: - Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65 - Donna Janson, President and CEO, tel: +46- 70-548 34 07 - http://www.biora.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIORA AB

Dated:	June 23, 2003	By:	/s/ Svante Lundell

Svante Lundell
Chief Financial Officer